May 10, 1999




Dear Tendering Shareholder:

     I am excited to announce that our Stock Tender Offer was concluded successfully on Friday, April 30, 1999. We had offered to purchase up to 200,000 shares of our common stock at $28.00 per share. According to the tender materials, we had the right to increase the offer by up to 2% of the total stock outstanding, to a total of 275,856 shares. Our tender was so successful that we had more shares tendered than we are permitted to repurchase. A total of 299,848 shares were tendered. As a result, some of your tenders may not be accepted, if they were conditional, and some of your tenders may have to be reduced to allow for proration of the tenders received.

     Under the terms of the tender, we must accept all odd lots less than 100 shares held by a shareholder and all tenders which, as a result of any proration, would leave the shareholder with less than 100 shares of our stock. After accepting all such tenders in full, we had to prorate the remaining tenders that were not conditional. Depending on the number of shares tendered and whether the tender was conditional, we may be purchasing all of a holder s shares tendered, only part of the shares, or none of them.

     Your tender to us was conditional that your tender be accepted in full or that it be rejected. The tender offer was over-subscribed, and we could not accept your tender in full. Since we did not meet your conditions for the tender, we are returning your stock certificate(s) to you.

     We thank you for remaining a shareholder of National Bankshares, Inc. Please let us know if there is anything that we can do to help you in your banking needs.

                                   Sincerely,


                                   James G. Rakes
                                   Chairman of the Board
                                   President and CEO
JGR/bmr
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